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July 24, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Pearlyne Paulemon

Jeffrey Gabor

Jeffrey Lewis

Wilson Lee

Re:	SPECTRAL IP, INC.

Registration Statement on Form S-1

Submitted March 20, 2025

File No. 333-285935

Ladies and Gentlemen:

On behalf of Spectral IP, Inc., a Texas corporation (the “Company”), the Company hereby respectfully requests pursuant to Rule 477 of the Securities Act of 1933, as amended, that the Registration Statement filed on Form S-1 (Registration No. 333-285935), publicly filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2025, as amended, together with all exhibits and amendments thereto (as amended, the “Registration Statement”), be withdrawn effective immediately.

The Company is requesting the withdrawal of the Registration Statement as it has determined not to proceed with the offering contemplated in the Registration Statement. The Company confirms that no securities have been sold under the Registration Statement. Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.

If you have any questions or require additional information, please contact me by telephone at (713) 469-3853 or by email to apeetz@reedsmith.com. Thank you for your assistance and cooperation in this matter.

Very truly yours,

/s/ Reed Smith LLP
Anne Peetz
For Reed Smith LLP

cc:	Erich Spangenberg Spectral IP, Inc